
STRATEGIC PLAN 2019 - 2021

EXECUTIVE SUMMARY

BIG GOAL

To create a high growth coffee company that is socially engaged with our customers and community. We will empower, educate and increase the quality of life in communities of color by distributing innovative coffee-based products and creative content marketing via a dual revenue business model and local partnerships to disrupt the coffee industry and reflect the uniqueness and strength of Black culture.

PROBLEM → OPPORTUNITY

Due to an annual increase in Black Americans in the U.S., there is a growing need for community support and cultural acceptance. Dope Coffee Company designed a brand with the ability to target communities of color nationally while maintaining widespread appeal. Our brand also resonates well with the non-Black population (White, Asian, Latino, etc.) and comprises roughly 70% of our sales. Located in the cultural epicenter of the American South, Dope Coffee Company was built from these communities, and is primed to create, produce and partner with local Black businesses to provide coffee inspired products for the culture to increase the quality of life in the skincare, health/nutrition, education and cultural space.

Present-day specialty coffee grows past its third wave, which includes Starbucks, into a fourth wave of highly specialized niche coffee companies such as Black Rifle Coffee and Blue Bottle Coffee. Fourth wave coffee drinkers place a premium on the quality of the product and the values of the brands from which they buy. Dope Coffee will enter this fourth wave of coffee with plans of expanding product innovation beyond coffee consumables to adequately, and proactively, serve the needs of the community. Current product innovations include:

1. **Dope Coffee Face and Body Scrub** - Recycled coffee-based scrub designed for melanated skin for gentle exfoliating, cleansing and moisturizing. Our scrub helps alleviate dry skin and Keratosis Pilaris symptoms which are diagnosed in 50-80% of children and 40% of adults worldwide. Furthermore, these skin conditions are commonly undiagnosed and untreated, with symptoms exacerbated by dry, undernourished skin.

2. **Coffee Consumables** - Health conscious products designed by a Registered Dietitian for maximum palatability, nutritional balance, and wellness promotion through Vegan and CBD product lines for inflammation, anxiety and stress reduction.

3. **Coffee Inspired Non-Consumables** - Swag and creative content designed to enhance the mental wellbeing and spirit of our culture through a lifestyle approach.
   a. Apparel - T-Shirts, Hats



    b. Auditory Content - local, culturally embedded artists and brand ambassadors (Creative Mike, Stace Loyd, Mattie B)

    c. Equipment - French Press, Pour Over Cup, Mugs

    d. Creative Education Content - Confessions of a Native Son Podcast, Drip Tips, Commercials

Communities of color experience unique and considerable challenges. These communities are unable to fully recognize or take action from the impacts of historical events and stressors that manifest today. Cultural adversity translates into socioeconomic disparities and is, in turn, linked to increased mental health occurrences. Dope Coffee will be a 5th wave coffee company with a national message and strategy of engagement to combat these negative series of events through content marketing and customized products.

DEMONSTRATED TRACTION

- Won Populus Group PG Shark Tank Pitch Competition and was awarded $7,500.
- Established new headquarters at Team RWB Firebase in Midtown Atlanta Ga.
- Successfully completed The Guild/Invest Atlanta Community Wealth Building Business Accelerator
- Completed 19W Bunker Labs / We Work Veteran In Residence Incubator.
- Established fulfillment center HQ: can now offer next day shipping through our E-commerce platform.
- Launched a weekly Dope Coffee Break Micro Fulfillment Center tour for B2C and B2B event marketing.
- Press Features: Forbes, Voyage Magazine, Grey, Revolution of 1 Podcast, BlackHER
- 522 total orders
- 11k in Ecommerce sales
- 3% online store conversion rate
- 3k+ social media followers
- 1000+ email list

FUNDRAISING NEEDS:

Dope Coffee is seeking to raise 107K over the next 90 days via Convertible Notes.

$34,000: Digital & Print Marketing
$31,000: Manufacturing Capability Upgrades (K Cup, Bottling Equipment)
$19,000: Fulfillment Center Build-out
$13,000: Popup Marketing Operation
$10,000: Payroll



TEAM INFORMATION

Dope Coffee Company is a Black - Woman - Veteran owned business. The founders graduated from Wake Forest University and achieved graduate degrees in the fields of business, education, and medical nutrition therapy. We create innovative, coffee-inspired products for the culture because we are a product of underserved communities of color.